SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*

                        DOBI Medical International, Inc.
                        --------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
                         (Title of Class of Securities)

                                   256058 10 8
                                 (CUSIP Number)

                                  Marc Belzberg
                          Winton Capital Holdings Ltd.
                                PO Box 32002 SMB
                                  Grand Cayman
                                 Cayman Islands
                                       BWI
                                 (345) 916-5772

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 17, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following: ___

     * The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO. 256058 10 8
--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSONS

        Winton Capital Holdings Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

        OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:

        British Virgin Islands company
--------------------------------------------------------------------------------
Number of        7    SOLE VOTING POWER                2,875,456
Shares Bene-     ---------------------------------------------------------------
ficially         8    SHARED VOTING POWER              0
Owned by         ---------------------------------------------------------------
Reporting        9    SOLE DISPOSITIVE POWER           2,875,456
Person With      ---------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER         0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,875,456
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES    [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

        IV
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

     The class of securities to which this statement relates is Common Stock, $0.0001 par value (the "DOBI Common"), of DOBI Medical International, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 1200 MacArthur Boulevard, Mahwah, New Jersey 07430.

Item 2.  Identity and Background.

     Names of Person Filing:

     (a) This statement is filed on behalf of Winton Capital Holdings Ltd. as an initial statement on Schedule 13D (the "Reporting Party"). The Reporting Party is controlled by Marc Belzberg, a citizen of Canada and resident of Israel having an address at c/o e-Sim Ltd., 5 Kiryat Mada Street, Industrial Park, Har Hotz, Jerusalem 97770, Israel.

     (b) The business address of the Reporting Party is 802 Grand Pavillion, PO Box 30543 SMB, Grand Cayman, Cayman Islands, BWI.

     (c) The Reporting Party's principal business is as an investment company.

     (d) No director or officer of the Reporting Party has, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) No director or officer of the Reporting Party has, during the five years prior to the date hereof, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Party is a BVI company.

Item 3.  Source and Amount of Funds or Other Consideration.

     The Reporting Party originally acquired 400,000 shares of DOBI Commmon in connection with private placements prior to the Issuer's December 9, 2003 reverse merger transaction with Lions Gate Investment Limited, a Nevada corporation.

     Concurrent with the closing of the merger, at the December 2003 closing of the first tranche of a private placement transaction with the Issuer, the Reporting Party acquired 766,667 shares of DOBI Common for $1.00 per share and three-year warrants to purchase an additional 383,334 shares of DOBI Common at an exercise price of $1.54 per share. In addition, at the closing of such December 2003 private placement, the Reporting Party received three-year warrants to purchase 280,000 shares of DOBI Common at an exercise price of $1.54 per share, which warrants were assigned to the Reporting Party by certain financial advisors to the Issuer in connection with the merger.

     In connection with the December 17, 2004 closing of the second tranche of the foregoing private placement, the Reporting Party acquired 836,364 shares of DOBI Common for $0.50 per share and three-year warrants to purchase and additional 209,091 shares of DOBI Common at an exercise price of $1.54 per share.

Item 4.  Purpose of Transaction.

     The Reporting Party has acquired the DOBI Common beneficially owned by it for investment purposes. Except as indicated in this Schedule 13D, the Reporting Party currently has no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     (a) As of the above date, the Reporting Party beneficially owns 2,875,456 shares, or 6.4%, of the DOBI Common.

     (b) The Reporting Party holds the power to vote or to direct the vote and to dispose or to direct the disposition of all shares beneficially owned by it.

     (c) None.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

     In consideration of certain advisory services to the Issuer and arrangements with Verus International Group Limited, the Issuer's financial advisor, the Reporting Party received warrants to purchase an aggregate of 280,000 additional shares of DOBI Common, which shares are included in those shares of DOBI Common held by the Reporting Party and set forth in this statement. All or a portion of the shares of DOBI Common here under have the benefit of registration rights under a registration statement currently on file with the Securities and Exchange Commission.

     Except as indicated in this Schedule 13D and the attached exhibits, there is no contract, arrangement, understanding or relationship between the Reporting Party and any other person with respect to any securities of the Company.

Item 7.  Material to be Filed as Exhibits:

     None.

                                   SIGNATURES

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   December 30, 2004                WINTON CAPITAL HOLDINGS LTD.


                                          By /s/ ANDY MEADE
                                             ---------------------------
                                          Name:  Andy Meade
                                          Title: Director